Exhibit (a)(5)(v)

News Release	CORPORATION

7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600

Investor Contact:	Chad Monroe
Phone:	(812) 962-5041

Media Contact:	Eva Schmitz
Phone:	(812) 962-5011

FOR IMMEDIATE RELEASE

Accuride Announces Completion of Reverse Stock Split

EVANSVILLE, Ind. — November 18, 2010 — Accuride Corporation (OTCBB: ACUZ) today announced that it has completed its previously announced one-for-ten reverse stock split following approval by the Company’s stockholders and convertible noteholders at a special meeting of the stockholders held today.

In the reverse stock split, each stockholder will receive one share of common stock for every ten shares of common stock held prior to the reverse stock split, and if applicable, cash payment in lieu of any fractional shares that would otherwise be issuable.  In addition, as a result of the reverse stock split, the conversion rate of the Company’s 7.5 percent senior convertible notes will be adjusted to be one-tenth of the conversion rate in effect prior to the reverse stock split and the exercise price and number of shares issuable upon exercise of the Company’s outstanding warrants will be proportionately adjusted.

The reverse stock split reduced the number of shares of common stock outstanding from approximately 126.3 million to approximately 12.6 million and reduced the number of shares of common stock issuable upon conversion of the Company’s 7.5 percent senior convertible notes outstanding from approximately 204.4 million to approximately 20.4 million, which does not give effect to the Company’s ongoing conversion offer for the convertible notes.  In addition, the amendment reduced the total number of shares of common stock that the Company is authorized to issue from 800,000,000 to 80,000,000 and reduced the total number of shares of preferred stock that the Company is authorized to issue from 100,000,000 to 10,000,000.

The Company expects the post-split shares of its common stock to begin trading on the OTC Bulletin Board on November 19, or soon as practicable thereafter.  It is expected that a “D” will be appended to the Company’s ticker symbol to indicate the completion of the reverse stock

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split and that after a 20 trading-day period following the reverse stock split, the ticker symbol will revert to “ACUZ.”  A new CUSIP number has been assigned to the Company’s common stock as a result of the reverse stock split.

The Conversion Offer

The reverse stock split will not impact the consideration offered in the Company’s ongoing conversion offer, which was commenced on October 22, 2010.  Pursuant to the terms of the conversion offer, holders of the convertible notes may elect to convert their convertible notes into post-split shares of the Company’s common stock at a conversion rate of 238.2119 post-split shares per $1,000 principal amount of convertible notes, subject to the terms and conditions of the conversion offer.

Accuride Corporation is one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America.  The Company’s products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components.  The Company’s products are marketed under its brand names, which include Accuride®, Gunite®, ImperialTM, Bostrom®, FabcoTM, BrillionTM, and Highway Original®.  For more information, visit the Company’s website at http://www.accuridecorp.com.

Important Information Regarding the Conversion Offer

This press release does not constitute either an offer to convert or exchange or a solicitation of an offer to convert or exchange the convertible notes.  The conversion offer is being made solely pursuant to an offer to convert and consent solicitation/prospectus, a related letter of transmittal and other conversion offer documents, each of which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on a registration statement on Form S-4 and a tender offer statement on Schedule TO, each as amended.  The registration statement relating to the conversion offer has not yet become effective.  The shares issuable in the conversion offer may not be sold, nor may offers to convert be accepted, prior to the time the registration statement becomes effective.

The registration statement and the tender offer statement, including the offer to convert and consent solicitation/prospectus, the related letter of transmittal and other conversion offer documents (each as amended and as may be further amended), contain important information, including certain conditions to the conversion offer, and should be read carefully before any decision is made with respect to the conversion offer.  All of these materials are or will be available free of charge upon request to MacKenzie Partners, Inc., information agent for the conversion offer, at (800) 322-2885 (toll free) or (212) 929-5500 (collect), and may also be obtained free of charge at the SEC’s website: www.sec.gov.

Forward-Looking Statements

Certain matters discussed in this news release may be forward-looking statements, including statements

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regarding the Company’s expectations, hopes, beliefs, and intentions with respect to the transactions described in this news release.  Such statements, including the ability to commence trading of the post-split common stock and to consummate the conversion offer, are subject to a number of factors, including, among other things, receipt of FINRA approval and the satisfaction of the conditions of the conversion offer, respectively.  In addition, these statements are also subject to the impact on the Company’s business and prospects generally of, among other factors, market demand in the commercial vehicle industry, general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility and other risks detailed from time to time in the Company’s SEC filings, including those described in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  Any forward-looking statement reflects only the Company’s belief at the time the statement is made. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee its future results, levels of activity, performance or achievements.  Except as required by law, the Company undertakes no obligation to update any forward-looking statements to reflect events or developments after the date of this news release

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